FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt AG, an 80.6% indirectly owned subsidiary of HSBC Holdings plc.

HSBC TRINKAUS' GROWTH INITIATIVE TAKES HOLD:
ROBUST RESULT IN THE FIRST HALF OF THE YEAR

•	Pre-tax profit of €108.1m, 18.0% lower than for the comparable period in 2013 (first half of 2013: €131.9m)
•	Operating revenues 0.5% higher at €347.5m (first half of 2013 adjusted: €345.8m)
•	Net interest income rose by 7.6% to €87.6m (first half of 2013: €81.4m)
•	Net fee income declined 17.9% to €186.1m (first half of 2013: €219.4m)

Overview
The growth initiative launched a year ago is already starting to show results: client lending volumes and product offering were expanded as planned. As expected, expenses were higher as the bank continued to invest in its workforce, IT infrastructure and service divisions to expand its business activities. The growth initiative aims to position the bank far more strongly in Corporate Banking business as the 'Leading International Bank' in Germany for internationally operating middle market enterprises (Mittelstand) and international corporations.

In the current challenging market environment of declining revenue, new regulatory requirements and increased competition, HSBC Trinkaus reported pre-tax profit of €108.1m for the first six months of 2014 which was 18% lower compared with the same period in 2013 (H1 2013: €131.9m). Net profit declined to €72.6m (H1 2013: €88.5m) due to the bank's withdrawal from Luxembourg, which is near completion, as well as the cost of investment in infrastructure to implement the growth initiative in Germany. Adjusting for the impact of the withdrawal from Luxembourg, operating revenues for the first six months of 2014 increased by 0.5% to €347.5m (H1 2013 adjusted: €345.8m). While the Global Banking and Markets, Global Private Banking and Asset Management segments were not able to match the results recorded in the same period of 2013 due to the low level of interest rates and low turnover in the financial markets, an improved result in the Commercial Banking segment reflects the initial success of the growth initiative.

The regulatory capital ratio stands at 11.9%* on a CRD 4 basis, compared to 14.7% at the end of the previous year on a CRD 3 basis, and the tier 1 capital ratio at 8.8%* (31 December 2013: 11.7%). These reductions in the capital ratios are primarily due to the implementation of the Capital Requirements Regulation (CRR) on 1 January 2014 as well as an increase in risk-weighted assets as a consequence of the growth initiative. The bank continues to exceed all current minimum capitalisation requirements. HSBC Trinkaus, the HSBC Group's principal subsidiary in Germany, is rated 'AA- (Stable)' by Fitch Ratings.

Financial commentary
Net interest income for the first six months of 2014 increased by €6.2m to €87.6m (H1 2013: €81.4m). This is primarily due to an improvement in net interest income earned in the client lending business, partially offset by lower levels of interest income from financial assets as a result of adverse market conditions.

Benefiting from the good economic situation in Germany, HSBC Trinkaus reported lower loan impairment and other credit risk provisions of €3.5m in the first half of 2014 compared with €5.2m in the comparable period of 2013. The bank's conservative approach in relation to the granting of loans and the assessment of default risks is unchanged.

Net fee income for the first six months of 2014 fell by €33.3m to €186.1m (H1 2013: €219.4m). Net fee income from securities transactions was impacted by the bank's withdrawal from Luxembourg and lower revenues from institutional clients in the fixed income business. This was partially offset by an increase in net fee income from lending, foreign exchange and derivatives transactions as well as fees from the issuing and structuring business.

Net trading income increased by €2.6m to €64.0m (H1 2013: €61.4m), reflecting increased income from bonds and interest rate derivatives as well as equities and equity/index derivatives.

Administrative expenses increased by €9.4m to €252.1m (H1 2013: €242.7m) due mainly to the cost of ongoing investment in infrastructure to implement the growth initiative. The cost efficiency ratio was 69.3% in the first six months of 2014 (H1 2013: 63.9%).

Income from financial assets increased by €3.2m to €15.4m (H1 2013: €12.2m), primarily due to gains realised on the disposal of financial assets.

In the first six months of 2014, HSBC Trinkaus' total assets increased by €1.8bn to €21.6bn. Customer deposits of €12.1bn (as per 31 December 2013: €12.2bn) are still our most important source of funding - demonstrating the appreciation on the part of the bank's clients of its solid business model and high credit standing.

Outlook
As the general economic environment is expected to remain solid, a slight increase in revenues is expected for the remaining six months of 2014. Overall, the bank expects a single-digit percentage decline in profit before tax. The planned increase in administrative expenses and the sustained low level of interest rates are expected to be reflected in a higher cost efficiency ratio. The expansion of business activities may also lead to increased capital requirements as well as increased risk provisioning requirements.

* Preliminary figure as the report to the European Banking Authority will not be submitted until after the publication of the Interim Report.

Media enquiries to Steffen Pörner on +49 211 910-1664 or at steffen.poerner@hsbc.de

Notes to editors:
1. HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is a commercial bank which draws on its tradition of almost 230 years as a trusted advisor to its clients. As one of the country's leading banks, it is also part of the HSBC Group, one of the world's largest banking and financial services organisations. The strength of the bank is its international connectivity. This is characterised by its detailed knowledge of the international markets, mainly the emerging markets, and its global network. Germany is one of the HSBC Group's priority growth markets.

With more than 2,600 employees, HSBC Trinkaus can be found in nine locations in Germany, in addition to the head office in Düsseldorf, and has access to the global network of HSBC. With total assets of €21.6bn and €156.8bn in funds under management and administration, HSBC Trinkaus is the HSBC Group's principal subsidiary in Germany and is rated 'AA- (Stable)' by Fitch Ratings. The bank's central target groups are corporate, institutional, and wealthy private clients. (Figures as at 30 June 2014).

HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under 'Press'.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,200 offices in 74 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,754bn at 30 June 2014, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                  Date: 27 August 2014